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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              =====================

                                 Schedule 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                              =====================

                              CONVERIUM HOLDING AG
                            (Name of Subject Company)

                              CONVERIUM HOLDING AG
                        (Name of Person Filing Statement)

                Registered Shares, Nominal Value CHF 5 Per Share
 American Depositary Shares, each representing one half of one Registered Share
                         (Title of Class of Securities)

                               Registered Shares*
                  American Depository Shares (CUSIP: 21248N107)
                      (CUSIP Number of Class of Securities)


                              =====================

                               Christian Felderer
                              Converium Holding AG
                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                                 +41 44 639 9335
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                              =====================

                                 With copies to:
                           Gregory B. Astrachan, Esq.
                          Willkie Farr & Gallagher LLP
                                  1 Angel Court
                                 London EC2R 7HJ
                                     England
                                +44 207 696 5454

     *There is no CUSIP Number assigned to the Registered Shares.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


Converium Holding AG released the following financial highlights on February 28, 2007.

                                                               [GRAPHIC OMITTED]

                                                                    ----------------------------------------------------
 Financial highlights:                                                 Three months ended       Twelve months ended

                                                                           December 31              December 31

                                                                        2006         2005         2006         2005
 In USD million, unless noted
                                                                    (unaudited)   (unaudited)  (unaudited)  (unaudited)
------------------------------------------------------------------------------------------------------------------------
 Gross premiums written                                                    428.1        386.7      1'980.9      1'955.0
------------------------------------------------------------------------------------------------------------------------
 Net premiums written                                                      390.5        326.5      1'852.0      1'783.1
------------------------------------------------------------------------------------------------------------------------
 Net premiums earned                                                       468.7        448.4      1'811.7      2'254.8
------------------------------------------------------------------------------------------------------------------------
 Non-life loss ratio(1)                                                    57.8%        68.8%        65.1%        77.4%
------------------------------------------------------------------------------------------------------------------------
 Non-life acquisition costs ratio(2)                                       28.9%        33.9%        25.9%        22.9%
------------------------------------------------------------------------------------------------------------------------
 Non-life administration expense ratio(3)                                   6.8%         8.0%         5.3%         6.7%
------------------------------------------------------------------------------------------------------------------------
 Non-life combined ratio(4)                                                93.5%       110.7%        96.3%       107.0%
------------------------------------------------------------------------------------------------------------------------
 Life & Health technical result(5)                                           0.8          1.3         16.3         14.2
------------------------------------------------------------------------------------------------------------------------
 Total investment results(6)                                                83.6         99.5        279.3        289.1
------------------------------------------------------------------------------------------------------------------------
 Total investment income yield(7)                                           5.4%         6.6%         4.5%         4.7%
------------------------------------------------------------------------------------------------------------------------
 Total investment return (pre-tax)(8)                                      104.7         47.1        304.4        273.9
------------------------------------------------------------------------------------------------------------------------
 Average total invested assets (including cash and cash equivalents)     6'246.8      5'985.8      6'147.4      6'139.1
------------------------------------------------------------------------------------------------------------------------
 Income from continuing operations                                          70.6         18.0        215.0         34.1
------------------------------------------------------------------------------------------------------------------------
 (Loss) income from discontinued operations                               -191.9         16.2       -157.9         34.6
------------------------------------------------------------------------------------------------------------------------
 Net (loss) income                                                        -121.3         34.2         57.1         68.7
------------------------------------------------------------------------------------------------------------------------
 Basic earnings per share from continuing operations (USD)                  0.48         0.12         1.47         0.23
------------------------------------------------------------------------------------------------------------------------
 Diluted earnings per share from continuing operations (USD)                0.48         0.12         1.45         0.23
------------------------------------------------------------------------------------------------------------------------
 Basic (loss) earnings per share from net income (USD)                     -0.83         0.23         0.39         0.47
------------------------------------------------------------------------------------------------------------------------
 Diluted (loss) earnings per share from net income (USD)                   -0.81         0.23         0.39         0.46
------------------------------------------------------------------------------------------------------------------------
 Return on shareholders' equity from continuing operations(9)              14.9%         4.2%        13.0%         2.0%
------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
 Financial highlights: Balance sheet                                      December 31   December 31

                                                                              2006           2005
 In USD million, unless noted
                                                                           (unaudited)   (unaudited)
-------------------------------------------------------------------------------------------------------
 Total invested assets plus cash and cash equivalents                            6'398.4       7'281.6
-------------------------------------------------------------------------------------------------------
 Claims supporting capital(10)                                                   2'040.1       2'044.6
-------------------------------------------------------------------------------------------------------
 Shareholders' equity                                                            1'846.0       1'653.4
-------------------------------------------------------------------------------------------------------
 Book value per share (USD)                                                        12.63         11.29
-------------------------------------------------------------------------------------------------------
 Book value per share (CHF)                                                        15.39         14.88
-------------------------------------------------------------------------------------------------------

--------------------------------------

     1 Non-life loss ratio is defined as losses and loss expenses divided by net premiums earned.

     2 Non-life acquisition costs ratio is defined as acquisition costs divided by net premiums earned

     3 Non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

     4 Non-life combined ratio is defined as ongoing non-life loss ratio (to net premiums earned) plus ongoing non-life acquisition costs ratio (to net premiums earned) plus ongoing non-life administration expense ratio (to net premiums written).

     5 Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits.

     6 Total investment results are defined as net investment income plus net realized capital gains (losses).

     7 Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

     8 Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in net unrealized capital gains (losses).

     9 Return on shareholders' equity is defined as net income or loss (after-tax) divided by shareholders' equity at the beginning of the period, annualized.

     10 Claims supporting capital is defined as total shareholders' equity plus debt.

                                                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------------------------------------------------
 Consolidated statements of income                                      Three months ended       Twelve months ended
                                                                           December 31               December 31

                                                                         2006         2005         2006         2005
 In USD million, unless noted
                                                                      (unaudited   (unaudited)  (unaudited)  (unaudited)
-------------------------------------------------------------------------------------------------------------------------
 Total revenues from continuing operations                                   547.8        533.7      2'090.5      2'522.0
-------------------------------------------------------------------------------------------------------------------------
 Total benefits, losses and expenses from continuing operations             -461.4       -511.0     -1'835.0     -2'471.8
-------------------------------------------------------------------------------------------------------------------------
 Income before taxes from continuing operations                               86.4         22.7        255.5         50.2
-------------------------------------------------------------------------------------------------------------------------
 Income tax expense                                                          -15.8         -4.7        -40.5        -16.1
-------------------------------------------------------------------------------------------------------------------------
 Income from continuing operations                                            70.6         18.0        215.0         34.1
-------------------------------------------------------------------------------------------------------------------------
 (Loss) Income from discontinued operations, net of tax                     -191.9         16.2       -157.9         34.6
-------------------------------------------------------------------------------------------------------------------------
 Net (loss) income                                                          -121.3         34.2         57.1         68.7
-------------------------------------------------------------------------------------------------------------------------
 Basic earnings per share from continuing operations (USD)                    0.48         0.12         1.47         0.23
-------------------------------------------------------------------------------------------------------------------------
 Basic (loss) earnings per share from discontinued operations (USD)          -1.31         0.11        -1.08         0.24
-------------------------------------------------------------------------------------------------------------------------
 Diluted earnings per share from continuing operations (USD)                  0.48         0.12         1.45         0.23
-------------------------------------------------------------------------------------------------------------------------
 Diluted (loss) earnings per share from discontinued operations (USD)        -1.29         0.11        -1.06         0.23
-------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
 Consolidated balance sheets                      Dec. 31,        Dec. 31,
                                                                   2005
                                                    2006

 In USD million, unless noted                    unaudited
--------------------------------------------------------------------------------
 Invested assets
--------------------------------------------------------------------------------
 Held-to-maturity securities:
--------------------------------------------------------------------------------
 Fixed maturities                                         718.3         793.6
--------------------------------------------------------------------------------
 Available-for-sale securities:
--------------------------------------------------------------------------------
 Fixed maturities                                       3'122.5       4'169.8
--------------------------------------------------------------------------------
 Equity securities                                        734.7         362.6
--------------------------------------------------------------------------------
 Short-term and other investments                         249.1         288.2
--------------------------------------------------------------------------------
 Total investments                                      4'824.6       5'614.2
--------------------------------------------------------------------------------
 Funds Withheld Asset                                     940.7       1'020.1
--------------------------------------------------------------------------------
 Total invested assets                                  5'765.3       6'634.3
--------------------------------------------------------------------------------
 Other assets
--------------------------------------------------------------------------------
 Cash and cash equivalents                                633.1         647.3
--------------------------------------------------------------------------------
 Premiums receivables:                                    880.9       1'059.3
--------------------------------------------------------------------------------
 Reserves for unearned premiums, retro                     31.1          37.8
--------------------------------------------------------------------------------
 Reinsurance assets:                                      681.3         842.7
--------------------------------------------------------------------------------
 Funds held by reinsureds                               1'940.1       1'817.4
--------------------------------------------------------------------------------
 Other assets                                             591.1         787.1
--------------------------------------------------------------------------------
 Total assets                                          10'523.0      11'825.9
--------------------------------------------------------------------------------
 Liabilities
--------------------------------------------------------------------------------
 Reinsurance liabilities                                7'036.9       8'200.8
--------------------------------------------------------------------------------
 Reserves for unearned premiums, gross                    682.3         610.8
--------------------------------------------------------------------------------
 Other reinsurance liabilities                            103.7         127.8
--------------------------------------------------------------------------------
 Funds held under reinsurance contracts                   167.3         332.9
--------------------------------------------------------------------------------
 Deposit liabilities                                      250.2         300.6
--------------------------------------------------------------------------------
 Deferred income taxes                                     46.5           8.1
--------------------------------------------------------------------------------
 Accrued expenses and other liabilities                   196.0         200.3
--------------------------------------------------------------------------------
 Debt                                                     194.1         391.2
--------------------------------------------------------------------------------
 Total liabilities                                      8'677.0      10'172.5
--------------------------------------------------------------------------------
 Total shareholders' equity                             1'846.0       1'653.4
--------------------------------------------------------------------------------
 Total liabilities and shareholders' equity            10'523.0      11'825.9
--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

-------------------------------------------------------------------------------------------------------
 Consolidated statements of cash flows                                     Year ended     Year ended

                                                                             Dec 31         Dec 31

                                                                              2006           2005
 In USD million, unless noted
                                                                           (unaudited)    (unaudited)
-------------------------------------------------------------------------------------------------------
 Net income                                                                          57.1          68.7
-------------------------------------------------------------------------------------------------------
 Total adjustments                                                                  284.3          47.7
-------------------------------------------------------------------------------------------------------
 Total changes in operational assets and liabilities                               -218.4        -516.3
-------------------------------------------------------------------------------------------------------
 Cash provided by (used in) operating activities                                    123.0        -399.9
-------------------------------------------------------------------------------------------------------
 Cash flows from investing activities (fixed maturities)                            259.3         233.1
-------------------------------------------------------------------------------------------------------
 Cash flows from investing activities (equity securities)                          -285.5          60.9
-------------------------------------------------------------------------------------------------------
 Proceeds from disposal of investments in subsidiaries                             -295.0             -
-------------------------------------------------------------------------------------------------------
 Cash flows from investing activities (other)                                       234.6          69.8
-------------------------------------------------------------------------------------------------------
 Net cash (used in) provided by investing activities                                -86.6         363.8
-------------------------------------------------------------------------------------------------------
 Net cash used in financing activities                                              -91.6         -36.8
-------------------------------------------------------------------------------------------------------
 Effect of exchange rate changes on cash and cash equivalents                        41.0          39.3
-------------------------------------------------------------------------------------------------------
 Change in cash and cash equivalents                                                -14.2         -33.6
-------------------------------------------------------------------------------------------------------
 Cash and cash equivalents as of January 1                                          647.3         680.9
-------------------------------------------------------------------------------------------------------
 Cash and cash equivalents as of December 31                                        633.1         647.3
-------------------------------------------------------------------------------------------------------


Basis of preparation


The unaudited financial information for Converium Holding AG and subsidiaries ("Converium" or "the Company") has been prepared on the basis of the United States generally accepted accounting principles. Such financial information does not reflect all the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. This financial information should be read in conjunction with the audited consolidated financial statements of Converium for the year ended December 31, 2005.

                                                               [GRAPHIC OMITTED]

----------------------------------------------------------------------------------------------------------------------
 Segments                                                            Three months ended        Twelve months ended

                                                                         December 31                December 31
                                                                       2006         2005          2006        2005
 In USD million, unless noted                                     (unaudited)   (unaudited)    (unaudited) (unaudited)
----------------------------------------------------------------------------------------------------------------------
 Standard Property & Casualty Reinsurance
----------------------------------------------------------------------------------------------------------------------
 Gross premiums written                                                  164.3         92.2        890.6        803.1
 Net premiums written                                                    149.0         77.8        816.9        739.0
 Net premiums earned                                                     210.0        161.5        775.6        880.8
 Loss ratio(11)                                                          46.4%        67.8%        56.9%        82.8%
 Acquisition costs ratio(12)                                             26.1%        35.5%        25.2%        20.6%
 Administration expense ratio(13)                                         8.5%        12.9%         5.4%         5.9%
 Combined ratio(14)                                                      81.0%       116.2%        87.5%       109.3%
 Total investment results(15)                                             31.3         39.2        109.6        119.9
 Segment income (loss)                                                    76.3         23.8        204.6         45.9
----------------------------------------------------------------------------------------------------------------------
 Specialty Lines
----------------------------------------------------------------------------------------------------------------------
 Gross premiums written                                                  198.5        239.5        777.0        833.1
 Net premiums written                                                    178.1        195.7        729.4        737.7
 Net premiums earned                                                     183.9        215.3        723.7      1'059.2
 Loss ratio(11)                                                          70.9%        69.5%        73.8%        72.9%
 Acquisition costs ratio(12)                                             32.1%        32.6%        26.6%        24.9%
 Administration expense ratio(13)                                         5.3%         6.0%         5.3%         7.4%
 Combined ratio(14)                                                     108.3%       108.1%       105.7%       105.2%
 Total investment results(15)                                             43.6         49.2        140.5        140.5
 Segment income                                                           28.8         32.8         98.9        108.9
----------------------------------------------------------------------------------------------------------------------
 Life & Health Reinsurance
----------------------------------------------------------------------------------------------------------------------
 Gross premiums written                                                   65.3         55.0        313.3        318.8
 Net premiums written                                                     63.4         53.0        305.7        306.4
 Net premiums earned                                                      74.8         71.6        312.4        314.8
 Acquisition costs ratio(12)                                             28.9%        27.4%        30.1%        29.3%
 Administration expense ratio(13)                                         6.9%         7.7%         3.8%         5.1%
 Total investment results(15)                                              8.7         11.1         29.2         28.7
 Segment income                                                            2.6          6.7         23.5         17.6
 Technical result                                                          0.8          1.3         16.3         14.2
----------------------------------------------------------------------------------------------------------------------
 Corporate Center
----------------------------------------------------------------------------------------------------------------------
 Operating and administration expenses                                   -12.5        -22.6        -54.5        -49.5
----------------------------------------------------------------------------------------------------------------------


------------------------------

     11 Loss ratio is defined as losses and loss expenses divided by net premiums earned.

     12 Acquisition costs ratio is defined as acquisition costs divided by net premiums earned.

     13 Administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

     14 Combined ratio is defined as loss ratio (to net premiums earned) plus acquisition costs ratio (to net premiums earned) plus administration expense ratio (to net premiums written).

     15 Total investment results are defined as net investment income plus net realized capital gains (losses).

Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, our ability to obtain an upgrade of our financial strength rating and the consequences of such an upgrade, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and where to find it:

In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.


                                     - 8 -